EXHIBIT 99.149

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Alamos Gold Inc. (the “Company”)

Suite 2200, 130 Adelaide Street, West

Toronto, ON M5H 3P5

Item 2.	Date of Material Changes

May 5, 2011.

Item 3.	News Release

The news release dated May 5, 2011 was filed with the Toronto Stock Exchange and the Canadian Securities Commissions via SEDAR and disseminated through MarketWire.

Item 4.	Summary of Material Change

The Company reported financial results for the first quarter of 2011, and provided an update to its outlook for the remainder of 2011.

Item 5.	Full Description of Material Change

Reference Alamos’ news release dated May 5, 2011 herein.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report: John A. McCluskey, President and CEO 416-368-9932 (x 203).

Item 9.	Date of Report

Dated at Toronto, Ontario, this 5th day of May, 2011.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming
Sharon L. Fleming, Corporate Secretary

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Thursday, May 5, 2011

Alamos Gold Reports First Quarter 2011 Results and Revises 2011 Outlook

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports financial results for the first quarter of 2011. The Company is also providing an update to its outlook for the remainder of 2011.

First Quarter 2011 Highlights

•	Generated revenues of $54.4 million from the sale of 39,186 ounces of gold.

•	Recognized earnings of $17.9 million ($0.15 per share).

•

Generated operating cash flows before working capital changes of $27.0 million ($0.23 per basic share). After changes in working capital, the Company generated operating cash flow is $29.4 million ($0.25 per basic share)

•	Produced 37,500 ounces of gold.

•	Reported cash operating costs of $349 per ounce of gold sold (total cash costs of $414 per ounce).

•	Announced a 43% increase in the semi-annual dividend, increasing it to $0.05 per share.

•	Reported a 38% increase in global measured and indicated resources, as well as the replacement of mined reserves at the Mulatos Mine.

This press release should be read in conjunction with the Company’s condensed interim consolidated financial statements for the quarters ending March 31, 2011 and 2010 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Review of Financial Results

The Company reported strong financial results in the first quarter of 2011, generating cash flows from operating activities before changes in working capital of $27.0 million ($0.23 per basic share), a 23% increase from $22.0 million ($0.19 per basic share) in the first quarter of 2010. After changes in working capital, the Company generated $29.4 million ($0.25 per basic share) in the first quarter of 2011, 25% higher than $23.5 million ($0.21 per basic share) generated in the same period of 2010.

Earnings in the first quarter of 2011 were $17.9 million ($0.15 per share), a 15% increase compared to earnings of $15.5 million ($0.14 per basic share) achieved in the same period of 2010. Higher operating margins in the first quarter of 2011 were offset by a lower number of ounces sold and higher stock-based compensation.

Capital expenditures in the first quarter of 2011 were $10.5 million. Investments in operating capital and development activities for the Company’s Mexican operations were $1.5 million and $7.3 million, respectively. The Company capitalized $1.7 million in exploration and development activities for its Turkish projects.

TRADING SYMBOL: TSX:AGI

Key financial metrics for the first quarter of 2011 compared to the first quarter of 2010 are presented at the end of this release in Table 1.

First Quarter 2011 Operating Results

In the first quarter of 2011, the Mulatos Mine produced 37,500 ounces of gold at a cash operating cost of $349 per ounce of gold sold, exclusive of the 5% royalty. Including the royalty, total cash costs were $414 per ounce of gold sold. Quarterly production was below budgeted levels and approximately 10% lower than first quarter 2010 production of 41,600 ounces. Lower than budgeted gold production is primarily attributed to lower than budgeted crusher throughput.

Crusher throughput of 11,900 tonnes per day in the first quarter was substantially below the Company’s full-year budgeted rate of 15,700 tonnes per day. Lower crusher throughput was attributed to eight days of unscheduled maintenance and to changes in the types of ore being mined. To partially offset the change in ore type and increase throughput towards the budgeted rate, the Company has initiated an ore blending program and implemented tighter blasting patterns in the pit to increase the quantity of fines available for screening at the scalping plant. In addition, the Company has also implemented a new preventative maintenance program, which is expected to increase both crusher availability and daily throughput.

Initial results, subsequent to the end of the first quarter, indicate that these measures have been successful in improving daily throughput and the Company is experiencing incremental increases on a daily basis. The Company stacked an average of 13,700 tonnes per day during the month of April 2011. Over the past two weeks, crusher throughput has averaged 14,300 tonnes per day.

The lower than budgeted crusher throughput was partially offset by a recovery ratio1 of 87% in the first quarter of 2011. The recovery ratio was higher compared to the Company’s full-year budgeted recovery ratio of 70% and to the recovery ratio of 62% achieved in the first quarter of 2010. The Company attributes the improvement in recovery ratio to a drawdown of leach pad inventory, and to finer crushing resulting from circuit improvements implemented in 2010.

Key operational metrics and production statistics for the first quarter of 2011 compared to the first quarter of 2010 are presented in Table 2 at the end of this press release.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period

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TRADING SYMBOL: TSX:AGI

2011 Outlook

Operations

Based on a review of year-to-date production, operating performance, and budget parameters, the Company is revising its 2011 annual production forecast from between 160,000 and 175,000 ounces of gold to between 145,000 and 160,000 ounces of gold.

As a result, the Company is also increasing its forecasted cash operating cost per ounce of gold sold to between $365 and $390 (previously $350 to $365 per ounce), exclusive of the 5% royalty. This increase reflects the strengthening of the Mexican peso relative to the United States dollar, lower production, and higher reagent costs. Inclusive of the 5% royalty, and assuming an average realized $1,500 gold price, the total cash cost range for 2011 is $440 to $465 per ounce of gold sold.

For the remainder of the year, the Company’s production forecast and operating cost estimate assume a minimum:

•	Gold recovery of 70%

•	Average throughput of 14,300 of crushed ore per day

•	Grade of 1.24 grams of gold per tonne of ore (“g/t Au”)

•	Waste-to-ore ratio of 0.76:1

•	Mexican peso:US dollar foreign exchange of 11.50:1

Commenting on the Company’s revised guidance for 2011, Manley Guarducci, Alamos’ Chief Operating Officer, stated “Going forward, I expect to see a dramatic improvement in performance from our crushing operations at Mulatos. I have been spending a great deal of time at the mine and have personally overseen the implementation of improved operating and maintenance practices. We’ve also recently strengthened our team in Mexico with the addition of two new expatriates. We are already seeing a considerable improvement over the first quarter’s performance, with average crusher throughput in the month April of 13,700 tonnes per day. Over the past two weeks, average throughput has increased to 14,300 tonnes per day, and I am confident that we can continue to improve throughput beyond this rate.”

Development – Mulatos Mine

The detailed engineering of a Gekko Gravity Plant to process high-grade ore initially from the Escondida zone is nearing completion and plant construction has commenced. The plant is scheduled to be delivered to Mulatos by the end of third quarter of 2011 and commissioned during the fourth quarter. The plant has a capacity of 500 tonnes per day and, based upon laboratory test work, is expected to provide for gold recovery of at least 90%, with ultimate recovery estimated at 95%. Plant operating costs are expected to be less than the $12.08 per tonne of ore processed estimated in the 2009 Gravity Mill Study. The full estimated capital cost of the gravity plant and related facilities is $17.5 million.

Access to the high-grade portion of the Escondida zone within the Mulatos Pit continues to be on-track for completion in February 2012. At the end of the first quarter, the Company has spent $33.8 million and remaining costs are approximately $27 million, of which $16.0 million is budgeted for 2011. On a project-to-date basis to the end of April 2011, 58% of the total overburden, or 18.3 million tonnes, has been removed.

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TRADING SYMBOL: TSX:AGI

The Company recently completed an initial expansion that has increased the capacity of its water pumping station by 20%, which draws water from the Mulatos River. A larger expansion, which is designed to increase pumping capacity by an additional 45%, is expected to be completed early in the third quarter of 2011. The decision to increase pumping capacity is a preventative measure to mitigate the effects of any future prolonged dry seasons, such as the drought event that took place in 2010. Parts of Mexico are currently experiencing drought conditions and the Company has implemented strict water conservation policies as a precautionary measure should the rainy season arrive later than usual. Drought conditions are currently not adversely effecting Mulatos’ operating performance.

As part of the Company’s plan to upgrade its existing crushing circuit, the Company will invest $9.1 million to replace certain units with newer models, including the primary crusher. These improvements are expected to increase crushing circuit availability. The expected cost of these improvements are in addition to the capital spending program outlined in the Company’s December 9, 2010 press release regarding the Company’s 2011 budget and production forecast.

Development – Ağı Dağı and Kirazlı

With respect to the development of the Company’s Ağı Dağı and Kirazlı projects in northwestern Turkey, the Company is updating its development timeline for all deliverables. The Company expects to submit standalone Environmental Impact Assessment (“EIA”) reports for Ağı Dağı and Kirazlı before the end of the second quarter of this year, and expects a response from the Turkish government during the third quarter.

With respect to the Preliminary Feasibility Study (“PFS”) for Ağı Dağı and Kirazlı, the Company expects to complete the report during the fourth quarter of 2011. The principal reasons for the delay are the need to conduct additional geotechnical drilling and analyses, additional condemnation drilling at the preferred heap leach facilities for both Kirazlı and Ağı Dağı, and delays in obtaining the necessary permits to conduct these drilling activities.

The Company’s development timeline for these projects, as presented in the March 2010 Preliminary Economic Assessment, remains unchanged with initial production forecasted to commence from Kirazlı in the first quarter of 2013 followed by the commencement of production from Ağı Dağı in the first quarter of 2014, assuming timely approval of the associated EIAs and related permits.

The Company plans to provide an updated mineral resource estimate for Ağı Dağı and Kirazlı in the third quarter, which will include all of the drilling done at the projects up to the end of the first quarter of 2011.

Exploration – Mulatos District

In Mexico, the Company is drilling with three reverse-circulation rigs. Two of the rigs are allocated to reconnaissance-level exploration drilling at El Carricito, a large early-stage exploration project located 20 kilometres southwest of the Mulatos Mine. A third rig is drill testing for mineralized extensions to the northeast of the San Carlos target.

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TRADING SYMBOL: TSX:AGI

Drilling at El Carricito continues to intersect broad zones of favourable alteration containing sub-economic concentrations of gold, typically in the range of 0.2 to 0.3 g/t Au. Ten of the 15 initial drill targets, which are all associated with strong gold-in-soil anomalies, favourable stratigraphy, and promising structural features, have been drill tested on wide spacings of up to 150 metres (“m”). The Company continues to be encouraged by the results of the drill program, which recently yielded a 72-m interval grading 0.52 g/t Au. The Company expects to complete this reconnaissance-level drill program across all 15 targets by the end of the second quarter. After the results of this initial drill program have been received and evaluated, the Company will re-prioritize these initial targets and present an updated exploration budget for El Carricito for the remainder of 2011.

At San Carlos, drilling continues to delineate and extend the zone of high-grade gold mineralization towards the northeast. Reconnaissance mapping on the north side of San Carlos ridge has identified several new mineralized zones that have the same orientation as the San Carlos high-grade structural zones. In addition, metallurgical testing is ongoing to determine whether the ore from San Carlos is amenable to gravity separation and could provide a source of mill feed for the high-grade gravity plant.

To the east of the Mulatos River, recent geological mapping has identified mineralized outcrops of San Carlos-type mineralization along a 500-m trend, coincident with mafic dykes, and on strike with Puerto del Aire. The Company considers this to be a very significant development, as mafic dikes at San Carlos are spatially related to high-grade gold mineralization.

Exploration – Ağı Dağı and Kirazlı

In Turkey, the Company is drilling with six core rigs. Drilling in the first quarter focused on collecting engineering data, in-fill drilling at Kirazlı, and drill-testing for extensions at both Ağı Dağı and Kirazlı. The Company resumed a 10,000-m drilling program at Çamyurt.

For the remainder of the year, the in-fill and extension drilling program at Çamyurt will continue with the objective of delineating the mineralized zone in preparation for an initial mineral resource estimate as part of the Company’s 2011 year-end mineral reserve and resource statement. Drilling will also continue at Ağı Dağı and Kirazlı to drill-test for gold mineralization adjacent to the existing pit-contained mineral resources. The Company also plans to start a 4,500-m program to drill-test Rock Pile, a promising grassroots target, which is located directly west of the Kirazlı deposit.

Reminder of First Quarter 2011 Financial Results Conference Call

The Company’s senior management will host a conference call today, Thursday, May 5, 2011 at 12:00 pm Eastern Time to discuss the 2011 first quarter financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 769-8320 or 1 (416) 695-7848 for outside Canada and the United States.

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TRADING SYMBOL: TSX:AGI

A recorded playback of the conference call can be accessed after the event until May 19, 2011 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for participants outside Canada and the United States. The pass code for the conference call playback is 8685870#. A live and archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

Reminder of Annual and Special General Meeting of Shareholders

The Company will host an Annual and Special General Meeting of Shareholders (“AGM”) on Thursday, June 2, 2011 and invites all shareholders to attend. The AGM will begin at 4:00 pm Eastern Time and will be held at the TSX Gallery, located at 130 King Street West, Toronto, Ontario. During the meeting, senior management will provide a general corporate update followed by an informal questions-and-answers session.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of April 30, 2011, Alamos had 116,690,006 common shares outstanding (123,191,106 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 x 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Total cash costs” as used in this analysis is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company per ounce of gold by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “total cash costs” as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects the per ounce “cash operating costs” allocated from in-process and dore inventory associated with ounces of gold sold in the period, plus applicable royalties. “Total cash costs” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed, gold recovery rates and gold prices during the period.

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TRADING SYMBOL: TSX:AGI

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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TRADING SYMBOL: TSX:AGI

  Table 1: Financial Highlights

	Q1 2011	Q1 2010

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$27,006	$21,960
Changes in non-cash working capital (000)	$2,369	$1,574
Cash provided by operating activities (000)	$29,375	$23,534

Earnings before income taxes (000)	$24,507	$20,511
Earnings (000)	$17,857	$15,525
Earnings per share
- basic	$0.15	$0.14
- diluted	$0.15	$0.13
Comprehensive income (000)	$15,757	$15,525
Weighted average number of common shares outstanding
- basic	116,532,000	113,925,000
- diluted	118,143,000	116,044,000

Assets (000) (2)	$528,922	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	The comparative period for assets is December 31, 2010.

Table 2: Production Summary & Statistics (1)

	Q1 2011	Q1 2010	Change (#)	Change (%)

Ounces produced (1)	37,500	41,600	(4,100)	(10%)

Ore crushed (tonnes)	1,069,000	1,190,000	(121,000)	(10%)
Grade (g/t Au)	1.26	1.76	(0.5)	(28%)

Contained ounces stacked	43,270	67,436	(24,166)	(36%)

Ratio of ounces produced to contained ounces stacked	87%	62%	25%	40%
Ore mined (tonnes)	1,174,000	1,210,000	(36,000)	(3%)
Waste mined (tonnes)	640,000	743,000	(103,000)	(14%)
Total mined (tonnes)	1,814,000	1,953,000	(139,000)	(7%)

Waste-to-ore ratio	0.55	0.61	(0.06)	(10%)

Ore crushed per day (tonnes)	11,900	13,200	(1,300)	(10%)

(1)	Reported gold production for Q1 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q1 2011 is subject to final refinery settlement and may be adjusted.

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